

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2021

Brian Kabot
Chief Executive Officer
Stable Road Acquisition Corp.
1345 Abbot Kinney Blvd.
Venice, CA 90291

> **Re: Stable Road Acquisition Corp.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed June 29, 2021**
> **File No. 333-249787**

Dear Mr. Kabot:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Form S-4

Q: How will SRAC's Sponsor, directors and officers vote?
Q: What interests do the current officers and directors have in the Business Combination?, page 14

1.   Please expand to highlight the risk that the Sponsor and its affiliates, including certain of SRAC's officers and directors, will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate. In this regard, we note the recent approval of Amendment No. 3 to the Merger Agreement which includes a reduced the enterprise valuation of Momentus from $1.131 billion to $566.6 million.

Momentus Inc., page 25

2.   We note your statement that Momentus plans to offer in-space infrastructure services by building transfer and service vehicles that will carry satellites and hosted payloads between orbits in space "using an innovative water-based propulsion system (microwave electrothermal)." Please expand this section to disclose the current status or stage of development of the water-based propulsion system, and the steps needed in order for Momentus to realize its business model of offering in-space infrastructure services to customers.

National Security Agreement, page 26

3.   In regards to the National Security Agreement, we note the following:
   • The Security Director will not be able to be removed without the approval of the CFIUS Monitoring Agencies.
   • The Security Director will be endowed with unilateral authority to remove and replace Momentus directors and officers, approve new Momentus directors, and review, approve and terminate certain contracts and relationships related to access to technology and protected technical information.
   • The charter and bylaws will not be able to be amended in regards to these arrangements without approval of the CFIUS Monitoring Agencies.
   • The Security Director will have a fiduciary duty to each of the U.S. government and the combined company and its shareholders.
   Please provide us with your legal analysis as to how these arrangements are permissible under Delaware law, in particular Section 141 of the Delaware General Corporation Law. To the extent that there is uncertainty regarding their permissibility, please add risk factor disclosure addressing the relevant risks. In addition, provide the form of the charter and bylaws reflecting these provisions.

Co-Founder Divestment, page 26

4.   Disclose, if true, that you expect to pay an aggregate of $50 million to Mr. Kokorich, Nortrone Finance S.A. and Brainyspace LLC upon the completion of the Business Combination. Please also disclose here that the $50 million payment will come from proceeds of the PIPE Investment and the SRAC Trust Account that will be released to you upon the closing of the Business Combination, and therefore will reduce the proceeds that will available to you to fund your operations and capital expenditures.

Risks Related to the Business Combination and SRAC, page 40

5.   Disclose here, and in the Risk Factors section, the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

<u>We have not yet delivered customer satellites into orbit using any of our transfer and service vehicles..., page 42</u>

6.   We note your statement that "the objective of the inaugural mission involving the Vigoride system is to successfully deploy satellites and perform certain maneuvers." Please expand to disclose whether you intend to demonstrate or test the commercial viability of your products or services during the inaugural mission. Discuss the role this inaugural mission will play in your business model of offering commercial launch services.

<u>We are dependent on third-party launch vehicles to launch our vehicles..., page 46</u>

7.   We note your disclosure that SpaceX delayed the December 2020 launch of Transporter-1, a Falcon 9 launch, on which your inaugural vehicle was intended to fly. Revise to discuss your current relationship and the current nature of your joint efforts with SpaceX.

<u>We may be unable to manage our future growth effectively..., page 46</u>

8.   Please discuss the delays in building out Momentus' second manufacturing building due to a lack of funds. Expand to disclose the status of this second manufacturing building, and the extent to which your future operations and financial results are dependent on this second manufacturing building or other initiatives that require additional funding.

<u>We are subject to various requirements and restrictions under the NSA..., page 50</u>

9.   We note the reference to a full time Security Officer who will be responsible for overseeing compliance with the NSA. Please expand to disclose the difference between the Security Officer and the Security Director.

<u>The Security Director required by the NSA..., page 51</u>

10. Please revise to address the risks associated with the Security Director's fiduciary duty to both the U.S. government and the combined company and its shareholders, including the potential for conflicts in the exercise of these duties. In addition, the description of the Security Director's authority is not consistent with the disclosure elsewhere in the filing. In this regard, we note that the description does not indicate that the Security Director has the power to unilaterally remove other directors and that the description indicates that the Security Director has the authority to remove employees other than officers. Please revise to ensure that the description of the Security Director's authority is consistent throughout the document.

<u>We have a minimum cash requirement. This requirement may..., page 70</u>

11. We note that Momentus' obligation to consummate the business combination is conditioned in part on SRAC having at least $250 million in available cash to effectuate the merger. Given the pro forma combined financial information assuming maximum

redemption as of March 31, 2021 reflects a balance in cash and cash equivalents below this threshold, please discuss how this condition is assumed to have been met herein and throughout the filing where the maximum redemption is given pro forma effect.

Comparative Share Information, page 92

12. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels. In response to this comment and the following two comments, provide similar information in the risk factors titled "There is no guarantee that a stockholder's decision whether to redeem its shares for a pro rata portion of the Trust Account will put the stockholder in a better future economic position" and " Our public stockholders will experience dilution…"

13. Disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including the SAFE notes, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

14. It appears that underwriting fees remain constant and are not adjusted based on redemptions up to certain thresholds. Disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Background to the Business Combination, page 119

15. We note the disclosure that "During the period between the execution of the Confidentiality Agreement and the execution of the Merger Agreement on October 7, 2020, SRAC and its advisors conducted extensive due diligence with respect to Momentus' financial model, customer base and customer contracts, total addressable market, industry in which Momentus operates, companies comparable to Momentus…" Please expand to disclose the extent to which this due diligence also encompassed a review of Momentus' technology, including its water plasma propulsion technology, upon which your business model and future financial results appear to be reliant.

SRAC's Board of Directors' Reasons for the Approval of the Third Amendment, page 131

16. We note that in approving the Third Amendment, one of the material factors the board considered was the reduced valuation of Momentus which will result in SRAC's stockholders owning a "significantly" greater percentage of the Combined Company. Please provide disclosure comparing SRAC's stockholders' percentage of ownership of the Combined Company before and after the reduced valuation of Momentus pursuant to the Third Amendment.

17. Please disclose the extent to which the SRAC board, in approving the Third Amendment, considered Mr. Kokorich's resignation and the technical knowledge and abilities of the remaining members of Momentus. In this regard, we note the statements in prior filings of this Form S-4 that "Momentus is highly dependent on Mikhail Kokorich, its co-founder and chief executive officer. Mr. Kokorich invented the majority of Momentus' inventions… The loss of Mr. Kokorich would adversely affect Momentus' business because his loss could make it more difficult to, among other things, compete with other market participants and retain existing customers or cultivate new ones."

Revised Forecasted Financial Information for Momentus, page 140

18. We note that the management of Momentus provided internally prepared forecasted financial projections to SRAC, and the SRAC board of directors considered these projections for each calendar year through 2027. Given that Momentus has earned limited revenues to date, please expand to provide a basis for the projections. For example, discuss the current state of development of Momentus' critical technologies and the additional steps and funding needed to "fully develop, test and validate [Momentus'] technology in space, including its water plasma propulsion technology." As another example, discuss if true that these projections assume that your Ardoride and Fervoride vehicles will enter commercial service by 2024 and 2026, that you will achieve reusability in the 2025-2026 timeframe, and/or that you expect to begin providing Satellite as a Service starting in 2023 on Vigoride vehicles and in 2025 on Ardoride vehicles. Discuss the contingencies and obstacles to achieving these underlying assumptions and their impact on your forecasted financial projections.

19. In light of recent challenges, provide disclosure describing the risk that the expectations of future growth may be unrealistic or uncertain, given the assumptions as to future events, and may have resulted in inflated valuation conclusions.

Proposal No. 2 - The Charter Amendment Proposal, page 153

20. We note the summary of the differences between the existing charter and the proposed charter. Please expand to disclose how the NSA and the Security Director will affect the provisions summarized herein. For example, with respect to the "Required Vote to Remove Directors," we note that removal of the Security Director would also require the approval of the CFIUS Monitoring Agencies. We also note that Security Director has the authority to remove and replace Momentus officers and directors, and to approve all new Momentus directors. As another example, with respect to the "Required Vote to Amend the Charter" and the "Required Vote to Amend the Bylaws," we note that so long as there shall be a Security Director on the Combined Company board, the provisions of the proposed charter that shall be in effect as long as there shall be a Security Director on the Combined Company board, and Section 2.2 (Election; Resignation; Removal; Vacancies) of the proposed bylaws and the proposed charter shall not be amended except with the approval of the CFIUS Monitoring Agencies.

21.   For any matters subject to the provisions of the NSA, please disclose how you will inform
      shareholders at the time of the shareholder vote of the conditions imposed by the NSA and
      revise to discuss how such conditions may affect the results of any shareholder approval.

Legal Proceedings, page 205

22.   Please provide the information required by Item 103 of Regulation S-K with respect to the
      potential enforcement action by the Division of Enforcement of the SEC.   Provide similar
      disclosure with respect to Stable Road's legal proceedings on page 227.

Management After the Business Combination, page 236

23.   We note your disclosure that Dawn Harms, Momentus' Interim Chief Executive Officer
      will become the Chief Revenue Officer of the Combined Company upon consummation
      of the merger. Please revise to provide disclosure about the Chief Executive Officer of
      the Combined Company.

Exhibits

24.   Please file the National Security Agreement as an exhibit, or tell us why it is not required.

25.   We note your response to comment 13 of our November 25, 2020 letter regarding your
      agreement with SpaceX. To better understand why you are not substantially dependent on
      SpaceX, please provide additional information regarding the other partners referenced in
      your response and in your amended S-4. If any of these are non-US entities, discuss how
      the restrictions under the NSA or any other applicable import and export control laws and
      regulations will allow you to partner with these entities. Tell us which of these entities
      have made launches to date, and discuss their ability to provide launch services to meet
      your current business goals and the timeframes discussed in this filing. To the extent
      these entities are not able to meet your current business goals and timeframes, provide
      further analysis as to why you are not substantially dependent on SpaceX.

      You may contact Melissa Gilmore at 202-551-3777 or Mark Rakip at 202-551-3573 if
you have questions regarding comments on the financial statements and related matters. Please
contact Jay Ingram at 202-551-3397 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Manufacturing

cc: Douglas Gessner